December 23, 2021

Attn: Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Draft Registration Statement on Form S-1 Submitted November 12, 2021 CIK No. 0001892480

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 8, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note the second risk factor on page 25. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules, and, if so, whether that status creates material risks.

Response: We have revised the cover page and risk factor section to disclose that we will be considered a controlled company under relevant Nasdaq rules and that that status creates risk. The added risk factor, now referenced in the cover page, discusses that risk.

2.	Please include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering.

Response: We have revised as instructed.

3.

Please revise the disclosure in the summary to highlight your disclosure that appears on page 13 that the report of the independent registered public accounting firm contains an explanatory paragraph regarding your ability to continue as a going concern. Also, revise the summary to disclose your accumulated deficit.

1

Response: We have revised as instructed.

4.

We note your disclosure in this section that you have entered into two joint ventures and your disclosure on page 39 that you currently have fifty percent interests in joint ventures that have launched two new brands, with rights of first refusal to acquire the remaining interests in these ventures. Please expand the disclosure in the appropriate section to discuss the material terms of the agreements underlying the joint ventures. Also, file the agreements as exhibits.

Response: We have revised as instructed.

5.

We note your disclosure in this section and your disclosure on pages 33-34 that you are currently manufacturing hemp rolling papers for HBI International and recently received your largest purchase order to date for approximately $9.2 million from HBI. Please expand the appropriate section to clarify whether you have a written agreement with HBI and disclose, if applicable, the material terms of the agreement. Also, file the agreement as an exhibit.

Response: We have revised to clarify that our purchase order is non-binding with respect to us, that we are currently negotiating a manufacturing agreement for HBI International, but that we have not yet finalized its terms. Since the purchase order does not create any material obligations for us to perform and merely establishes preliminary pricing information for our products if we are able to produce the requested products for HBI International, we are not required to file the purchase order as an exhibit pursuant to Item 601 of Regulation S-K.

6.

Please expand the disclosure in the appropriate section to discuss the material terms of your “joint venture with Hervey” mentioned on page 15. Also, file the agreement underlying the joint venture as an exhibit or tell us why you are not required to file the exhibit.

Response: We have revised to remove this erroneous reference as we have not entered into any such joint venture.

7.

We note your disclosure in this section that you plan to use 25% of the net proceeds for acquisitions. Please disclose whether you have any current plans, arrangements or agreements for any acquisitions.

Response: We have revised as instructed.

8.	If the proceeds of this offering would not provide sufficient funds to complete the purposes that you have highlighted, provide the disclosure required by Instruction 3 to Item 504 of Regulation S-K.

Response: We anticipate that the proceeds of the offering will provide sufficient funds to enable us to complete the purposes we have referenced.

2

9.	Please disclose the duration of the approved patent.

Response: We have revised as instructed.

10.	Please disclose the material terms, such as the termination terms, of the license agreement with Open Extracts. Also, file the agreement as an exhibit.

Response: We have revised as instructed.

11.

We note your disclosure about an independent director appointed to your board of directors effective automatically subject to, and immediately prior to, the closing of this offering. Please ensure that you file as an exhibit the independent director’s written consent to be named as a director appointee in your registration statement. Refer to Rule 438 of the Securities Act.

Response: We have revised our exhibit list to indicate that we will file the required independent director consent.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer

3